Seiden Wayne LLC ATTORNEYS AT LAW _____________ TWO PENN PLAZA EAST NEWARK, NEW JERSEY 07105-2249 (973) 491-3600 TELECOPIER (973) 491-3555 http://www.seidenwayne.com _____________
HERON TOWER
70 EAST 55TH STREET
NEW YORK, NEW YORK 10022
(212) 446-5000
TELECOPIER (212) 446-5055

1500 MARKET STREET
12TH FLOOR, EAST TOWER
PHILADELPHIA, PENNSYLVANIA 19102
(215) 665-5644
TELECOPIER (215) 569-8228

SIBLEY TOWER, SUITE 1172
25 FRANKLIN STREET
ROCHESTER, NEW YORK 14604-1009
(585) 232-4560
TELECOPIER (585) 232-4606

John P. Reilly
DIRECT DIAL: (973) 491 - 3354
DIRECT FAX: (973) 491 - 3492
E-MAIL: JPR@SEIDENWAYNE.COM
October 27, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen: :

Accompanying this letter by EDGAR is a Preliminary Proxy Statement being filed by Acura Pharmaceuticals, Inc. (the “Company”). Pursuant to Rule 14a-6(d) we hereby inform you that the Company intends to release a definitive proxy statement (to be filed pursuant to Rule 14a-6(b)) to shareholders as soon as practicable (i) after the ten day period set forth in Rule 14a-6 expires or (ii) if the Company is notified of a review of the Preliminary Proxy Statement by the Staff, after such review.

Sincerely,

/s/ John P. Reilly

John P. Reilly

Enclosure